As filed with the Securities and Exchange Commission on April 1, 2010

Registration No. 333-159359

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Energy Future Holdings Corp.

(Exact name of registrant issuer as specified in its charter)

Texas	4911	75-2669310
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew M. Wright

EFH Corporate Services Company

Vice President and Associate General Counsel

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a small reporting company)	Small reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per note	Proposed maximum aggregate offering price(1)	Amount of registration fee
5.55% Series P Senior Notes due 2014	(1)	(1)	(1)	(1)
6.50% Series Q Senior Notes due 2024	(1)	(1)	(1)	(1)
6.55% Series R Senior Notes due 2034	(1)	(1)	(1)	(1)

(1)	An indeterminate amount of securities are being registered hereby to be offered solely for market-making purposes by specified affiliates of the registrant. Pursuant to Rule 457(q) under the Securities Act of 1933, as amended, no filing fee is required with respect to such securities.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 1, 2010

PRELIMINARY PROSPECTUS

ENERGY FUTURE HOLDINGS CORP.

$1,000,000,000 5.55% Series P Senior Notes due 2014

$750,000,000 6.50% Series Q Senior Notes due 2024

$750,000,000 6.55% Series R Senior Notes due 2034

Interest on the 5.55% Series P Senior Notes due 2014 (the “2014 notes”), the 6.50% Series Q Senior Notes due 2024 (the “2024 notes”) and the 6.55% Series R Senior Notes due 2034 (the “2034 notes”) is payable on May 15 and November 15 of each year. The 2014 notes accrue interest at the rate of 5.55% per annum, the 2024 notes accrue interest at the rate of 6.50% per annum and the 2034 notes accrue interest at the rate of 6.55% per annum. The 2014 notes, the 2024 notes and the 2034 notes, which are collectively referred to herein as the “notes,” unless the context otherwise requires, will mature on November 15, 2014, November 15, 2024 and November 15, 2034, respectively.

Energy Future Holdings Corp. (“EFH Corp.”) may redeem any of the notes at the “make-whole” redemption prices set forth in this prospectus, plus accrued and unpaid interest to the redemption date.

The notes are unsecured and rank equally with all unsecured senior indebtedness of EFH Corp. None of EFH Corp.’s subsidiaries guarantees the notes. The notes are effectively junior to all indebtedness, preferred stock and other liabilities of EFH Corp.’s subsidiaries.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 13.

See “Risk Factors” beginning on page 5, as well as those contained in EFH Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (our “2009 Form 10-K”) that is incorporated into this prospectus by reference, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. (the “Market Maker”) and affiliates of the Market Maker in connection with offers and sales of the notes related to market-making transactions in the notes in the secondary market effected from time to time. The Market Maker and the affiliates of the Market Maker may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Sales of notes pursuant to this prospectus will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. EFH Corp. will not receive any proceeds from such sales.

The date of this prospectus is                     , 2010.

You should rely only on the information contained in and incorporated by reference into this prospectus. We have not, and the Market Maker or its affiliates have not, authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus. If you receive any other information, you should not rely on it. No offer of these securities is being made in any state where any such offer is prohibited. The information contained in or incorporated by reference into this prospectus is only accurate as of the date of this prospectus or such incorporated information.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read this summary together with the entire prospectus, including the information set forth in the section entitled “Risk Factors” and the information that is incorporated into this prospectus by reference. See the sections entitled “Available Information” and “Incorporation by Reference” for a further discussion on incorporation by reference.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “we,” “our” and “us” refer to Energy Future Holdings Corp. and its consolidated subsidiaries. References to “EFH Corp.” refer to Energy Future Holdings Corp. and not to any of its subsidiaries. “2020 Notes” means EFH Corp.’s 10.000% Senior Secured Notes due 2020. “2019 Notes” means EFH Corp.’s 9.75% Senior Secured Notes due 2019. “2017 Notes” means, collectively, EFH Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017. “EFIH Notes” means Energy Future Intermediate Holding Company LLC’s and EFIH Finance Inc.’s 9.75% Senior Secured Notes due 2019. “TCEH 2015/2016 Notes” means, collectively, Texas Competitive Electric Holdings Company LLC’s (“TCEH”) and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016.

Investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and the Market Maker (together with KKR and TPG, the “Sponsor Group”), and certain other co-investors, own EFH Corp. through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC (the “General Partner”).

Our Businesses

We are a Dallas-based energy company with a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH and Oncor Electric Delivery Company LLC (“Oncor”). TCEH is wholly-owned, and EFH Corp. holds an approximately 80% equity interest in Oncor.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales.

TCEH owns or leases 17,519 megawatts (“MW”) of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities, including two new lignite-fueled units that achieved substantial completion (as defined in the engineering, procurement and construction agreements for the units) in late 2009. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the U.S. TCEH is currently constructing one additional lignite/coal-fueled generation unit in Texas with expected generation capacity totaling approximately 800 MW. This unit is in the commissioning and start-up phase and is expected to achieve substantial completion (as defined in the engineering, procurement and construction agreement for the unit) in mid-2010. TCEH provides competitive electricity and related services to more than two million retail electricity customers in Texas.

EFIH is a holding company for subsidiaries, including Oncor, principally engaged in providing electricity delivery services to retail electric providers, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the Public Utility Commission of Texas (the “PUCT”). Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 38% and 39% of Oncor’s total revenues for the years ended December 31, 2009 and 2008, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to enhance the credit quality of Oncor. These measures serve to mitigate Oncor’s and its immediate parent’s, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), credit exposure to Texas Holdings and its subsidiaries (other than Oncor Holdings and its subsidiaries) (collectively, the “Texas Holdings Group”) and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. See Note 1 to Financial Statements included in our 2009 Form 10-K for a description of the material features of these “ring-fencing” measures.

At December 31, 2009, we had approximately 9,030 full-time employees, including approximately 2,730 employees under collective bargaining agreements.

Recent Developments

In January 2010, EFH Corp. issued $500 million aggregate principal amount of 2020 Notes. The 2020 Notes will mature on January 15, 2020. Interest on the 2020 Notes is payable in cash in arrears on January 15 and July 15 of each year at a fixed rate of 10.000% per annum with the first interest payment due on July 15, 2010. EFH Corp. intends to use the net proceeds from the 2020 Notes for general or other corporate purposes, which may include, without limitation, working capital needs, investment in business initiatives, capital expenditures and prepayment or repurchase of outstanding indebtedness of EFH Corp. and/or its subsidiaries. The 2020 Notes have the same guarantees and collateral and substantially the same other terms and conditions as the 2019 Notes, as described in Note 12 to Financial Statements included in our 2009 Form 10-K.

In March 2010, EFH Corp. issued in a private exchange $34 million aggregate principal amount of 2020 Notes to an existing holder (the “Holder”) of EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 and TCEH’s and TCEH Finance, Inc.’s 10.50%/11.25% Senior Toggle Notes due 2016. In exchange for the 2020 Notes, the Holder surrendered, transferred and delivered to EFH Corp. $20 million aggregate principal amount of EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 and $27 million aggregate principal amount of TCEH’s and TCEH Finance, Inc.’s 10.50%/11.25% Senior Toggle Notes due 2016. Following the exchange transaction, the EFH Corp. 11.250%/12.000% Senior Toggle Notes due 2017 acquired by EFH Corp. were retired.

On April 1, 2010, Fitch Ratings, Ltd. (a credit rating agency) (“Fitch”), downgraded its issuer default ratings of EFH Corp., EFIH, EFCH and TCEH one notch to B- from B and maintained a negative outlook, citing its diminished expectations of the cash flow generation capability of EFH Corp.’s competitive businesses in the face of very high debt leverage. In addition, Fitch downgraded the TCEH senior secured credit facilities two notches to B+ from BB and the TCEH 2015/2016 Notes one notch to B- from B. Fitch affirmed its ratings and stable outlook for Oncor.

A credit rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Credit ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Additional Information

EFH Corp. was incorporated in Texas in 1996. Our principal executive offices are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411. The telephone number of our principal executive offices is (214) 812-4600. Our website is http://www.energyfutureholdings.com. Information on or connected to our website does not constitute part of this prospectus.

The Notes

The summary below describes the principal terms of the notes and the related indentures. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes and the related indentures.

Issuer	Energy Future Holdings Corp.

Securities Offered	$2,500,000,000 aggregate principal amount of notes consisting of:

• $1,000,000,000 5.55% Series P Senior Notes due November 15, 2014;

• $750,000,000 6.50% Series Q Senior Notes due November 15, 2024; and

• $750,000,000 6.55% Series R Senior Notes due November 15, 2034.

Maturity Date	The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034.

Interest Rate	The 2014 notes bear interest at the annual rate of 5.55%, the 2024 notes bear interest at the annual rate of 6.50% and the 2034 notes bear interest at the annual rate of 6.55%. Interest on the notes began to accrue from the date of original issuance, calculated on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period.

Interest Payment Dates	Interest on the notes is payable on May 15 and November 15 of each year.

Indentures	EFH Corp. issued each series of notes under a separate Indenture, each dated as of November 1, 2004, from EFH Corp. to The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee. In this prospectus, EFH Corp. refers to these indentures as the “Indentures” and the trustee under the Indentures as the “Trustee.”

Ranking	The notes are:

• senior obligations of EFH Corp. and rank equally in right of payment with all senior indebtedness of EFH Corp. (including the 2017 Notes, the 2019 Notes and the 2020 Notes);

• effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness;

•     structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries, including Oncor Holdings, TCEH and each of their respective subsidiaries, any of EFH Corp.’s foreign subsidiaries and any other unrestricted subsidiaries of EFH Corp.; and

• senior in right of payment to any future subordinated indebtedness of EFH Corp.

As of December 31, 2009, on a pro forma basis after giving effect to the issuance of the 2020 Notes, (1) EFH Corp. would not have had any senior secured indebtedness and (2) the notes would have been structurally subordinated to approximately $36.9 billion principal amount of indebtedness (including long-term debt, including amounts due currently, and short-term borrowings) of EFH Corp.’s subsidiaries, including all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of December 31, 2009, TCEH had approximately $2.120 billion of additional available capacity under its senior secured credit facilities (excluding amounts available under its senior secured cash posting credit facility and $26 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, “Lehman”) that has filed for bankruptcy under Chapter 11 of Title 11 of the United States Code, as amended, but including $141 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $399 million of available letter of credit capacity), and Oncor had approximately $1.262 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman). In addition, TCEH’s senior secured credit facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

Guarantees	None.

Security	None.

Redemption	EFH Corp. may at its option redeem all or part of each series of notes at the respective “make-whole” redemption prices discussed under “Description of the Notes—Optional Redemption” in this prospectus, plus accrued and unpaid interest to the redemption date.

Limitation on Liens	EFH Corp. may not grant a lien on the capital stock of any of its subsidiaries to secure indebtedness of EFH Corp. without similarly securing the notes, with certain exceptions. This covenant does not restrict the granting of liens by EFH Corp.’s subsidiaries in any way. See “Description of the Notes—Limitation on Liens” in this prospectus.

Trustee and Paying Agent	The Bank of New York Mellon (formerly known as The Bank of New York).

Use of Proceeds	This prospectus may be delivered in connection with the resale of notes by the Market Maker and the affiliates of the Market Maker in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such transactions. See “Use of Proceeds.”

No Active Trading Market	The notes are not listed on any securities exchange, and we do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The Market Maker has advised us that it intends to make a market in the notes as permitted by applicable laws and regulations; however, it is not obligated to do so, and it may discontinue its market-making activities at any time without notice. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness—Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

Risk Factors	In addition to the other information included in or incorporated by reference into this prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 5, as well as those contained in our 2009 Form 10-K, which is incorporated into this prospectus by reference, before deciding whether or not to invest in the notes.

RISK FACTORS

You should carefully consider the risk factors set forth below and the risk factors incorporated into this prospectus by reference to our 2009 Form 10-K, as well as the other information contained in and incorporated by reference into this prospectus before deciding to invest in the notes. The selected risks described below and the risks that are incorporated into this prospectus by reference to our 2009 Form 10-K are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. Any of the following risks or any of the risks described in our 2009 Form 10-K could materially and adversely affect our business, financial condition, operating results or cash flow. In such a case, the trading price of the notes could decline, or we may not be able to make payments of interest and principal on the notes, and you may lose all or part of your original investment.

Risks Related to the Notes and Our Substantial Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations under the various debt agreements governing our indebtedness.

We are highly leveraged. As of December 31, 2009, on a pro forma basis after giving effect to the issuance of the 2020 Notes, our consolidated principal amount of debt (short-term borrowings and long-term debt, including amounts due currently) totaled $44.7 billion (see Note 12 to Financial Statements included in our 2009 Form 10-K). Our substantial leverage could have important consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on indebtedness, therefore reducing our ability to use our cash flow to make capital expenditures and take advantage of future business opportunities and execute our strategy;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

exposing us to the risk of increased interest rates because, as of December 31, 2009, taking into consideration interest swap transactions, 10% of our long-term borrowings were at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt;

•	limiting our ability to adjust to changing market conditions; and

•

placing us at a competitive disadvantage compared to competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that we cannot due to our substantial leverage.

A substantial amount of this indebtedness is comprised of our indebtedness under TCEH’s senior secured credit facilities, substantially all of which matures in October 2014. We may not be able to refinance TCEH’s senior secured credit facilities or our other existing indebtedness because of our high levels of debt and debt incurrence restrictions under our debt agreements or because of generally adverse conditions in credit markets.

Despite our current high indebtedness level, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with the notes and our other substantial indebtedness.

We may be able to incur additional indebtedness in the future. Although our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify.

Increases in interest rates may negatively impact our operating results and financial condition.

Certain of our borrowings are at variable rates of interest. To the extent the interest rate for any such borrowing is not fixed by interest rate swaps, an increase in interest rates would have a negative impact on our results of operations by causing an increase in interest expense.

At December 31, 2009, we had $4.221 billion aggregate principal amount of variable rate long-term indebtedness (excluding $1.135 billion of long-term borrowings associated with the senior secured letter of credit facility of TCEH that are invested at a variable rate), taking into account interest rate swaps that fix the interest rate on $16.30 billion in notional amount of variable rate indebtedness. As a result, as of December 31, 2009, a 100 basis point increase in interest rates would increase our annual interest expense by approximately $42 million. See discussion of interest rate swap transactions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business — Significant Activities and Events — TCEH Interest Rate Swap Transactions” included in our 2009 Form 10-K.

Our interest expense and related charges for the year ended December 31, 2009 was $2.912 billion.

EFH Corp.’s and its subsidiaries’ debt agreements contain restrictions that limit flexibility in operating our businesses.

EFH Corp. and its subsidiaries have debt agreements that contain various covenants and other restrictions that limit the ability of EFH Corp. and/or its restricted subsidiaries to engage in specified types of transactions and may adversely affect our ability to operate our businesses. These covenants and other restrictions limit EFH Corp.’s and/or its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its or their assets;

•	enter into transactions with its or their affiliates; and

•	repay, repurchase or modify certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions. See Note 12 to Financial Statements included in our 2009 Form 10-K for a description of these covenants and other restrictions.

Under TCEH’s senior secured credit facilities, TCEH is required to maintain a leverage ratio below specified levels. TCEH’s ability to maintain its leverage ratio below such levels can be affected by events beyond its control, and there can be no assurance that it will meet any such ratio.

A breach of any of these covenants or restrictions could result in an event of default under one or more of EFH Corp.’s and its subsidiaries’ debt agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under one of the debt agreements, the lenders could elect to declare all amounts outstanding under that debt agreement to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under EFH Corp.’s and its subsidiaries’ other indebtedness. If EFH Corp. or one of its subsidiaries was unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure such indebtedness. If lenders accelerate the repayment of borrowings, EFH Corp. or such subsidiary may not have sufficient assets and funds to repay those borrowings.

In addition, EFH Corp. and Oncor have implemented a number of “ring-fencing” measures that are intended to enhance the credit quality of Oncor, its immediate parent, Oncor Holdings, and Oncor Holdings’ other subsidiaries. Those measures include, among other things:

•	Oncor being treated as an unrestricted subsidiary with respect to EFH Corp.’s indebtedness;

•	Oncor not being restricted from incurring its own indebtedness;

•	Oncor not guaranteeing or pledging any of its assets to secure the indebtedness of any member of the Texas Holdings Group; and

•	restrictions on dividends, and the right of the independent members of Oncor’s board of directors and the primary minority interest owner of Oncor to block the payment of dividends.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our debt agreements, which may not be successful.

Our ability to make scheduled payments on or to refinance debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance indebtedness, including the notes. These alternative measures may be costly or may not be successful or adequate for us and our subsidiaries to meet these debt service obligations. Additionally, our debt agreements, including the indentures governing the 2017 Notes, the EFIH Notes, the 2019 Notes and the 2020 Notes and TCEH’s senior secured credit facilities limit the use of the proceeds from many dispositions of assets or operations. As a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy our debt service obligations, including the notes.

If we or any of our subsidiaries default on obligations to pay indebtedness, we may not be able to make payments on the notes.

Any default under our or our subsidiaries’ debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes, which could substantially decrease the market price of the notes. If our subsidiaries are unable to generate sufficient cash flows and we are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or our subsidiaries otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing our or their indebtedness, we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the lenders under TCEH’s senior secured credit facilities or the holders of the EFIH Notes, the 2019 Notes or the 2020 Notes, institute foreclosure proceedings against the pledged assets, and we could be forced into bankruptcy, liquidation or insolvency. If the operating performance of our subsidiaries declines, we or certain of our subsidiaries, including TCEH and EFIH, may in the future need to obtain waivers from the required lenders or noteholders to avoid being in default. If our subsidiaries breach the covenants under TCEH’s senior secured credit facilities or the indenture governing the TCEH 2015/2016 Notes and seek a waiver, they may not be able to obtain a waiver from the required lenders or noteholders. If this occurs, such subsidiaries would be in default under the instruments governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy, liquidation or insolvency.

None of our subsidiaries currently guarantees the notes. As a result, the notes are structurally subordinated to all liabilities of our subsidiaries.

The notes are not currently guaranteed by any of EFH Corp.’s subsidiaries. EFH Corp. does not have any operations, and relies on distributions from its subsidiaries. However, EFH Corp.’s historical consolidated financial statements incorporated into this prospectus by reference reflect the results of operations and assets, among other things, of all of EFH Corp.’s subsidiaries. EFH Corp.’s subsidiaries generated all of its consolidated revenues for the year ended December 31, 2009, and as of December 31, 2009, EFH Corp.’s subsidiaries held substantially all of its consolidated total assets.

EFH Corp.’s subsidiaries (including Oncor Holdings and its subsidiaries) are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. The notes are structurally subordinated to indebtedness and other liabilities of EFH Corp.’s subsidiaries. The claims of creditors of each of the subsidiaries, including trade creditors, have priority as to the assets of these subsidiaries. In the event of a bankruptcy, liquidation or insolvency of any of these subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to EFH Corp. See Note 26 to Financial Statements included in our 2009 Form 10-K for financial information regarding EFH Corp.’s subsidiaries.

Under the terms of TCEH’s senior secured credit facilities and the indenture governing the TCEH 2015/2016 Notes, TCEH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. As of December 31, 2009, TCEH and its subsidiaries held approximately 70% of EFH Corp.’s consolidated assets and for the year ended December 31, 2009, TCEH and its subsidiaries represented approximately 83% of EFH Corp.’s consolidated revenues. Accordingly, EFH Corp. depends upon TCEH for a significant amount of its cash flows and ability to pay its obligations, including its obligations under the notes. However, under the terms of TCEH’s senior secured credit facilities and the indenture governing the TCEH 2015/2016 Notes, TCEH is restricted from making certain payments, including dividends and loans, to EFH Corp., except in the form of certain loans to cover certain of EFH Corp.’s obligations and dividends and distributions in certain other limited circumstances if permitted by applicable state law. Further, TCEH’s senior secured credit facilities and the indenture governing the TCEH 2015/2016 Notes do not permit such intercompany loans to service EFH Corp. debt unless required for EFH Corp. to pay principal, premium and interest when due on indebtedness incurred by EFH Corp. to finance the October 2007 merger of EFH Corp. (the “Merger”), indebtedness in existence prior to the Merger, or any indebtedness incurred by EFH Corp. to replace, refund or refinance such debt. Such loans are also permitted to service other debt, subject to limitations on the amount of the loans. As a result, unless and until the net proceeds from any new debt issuance by EFH Corp. are used to replace, refund or refinance EFH Corp. indebtedness, intercompany loans from TCEH to EFH Corp. to make payments on such indebtedness will be limited. In addition, TCEH is prohibited from making some loans to EFH Corp. if certain events of default under TCEH’s senior secured credit facilities or the indenture governing the TCEH 2015/2016 Notes have occurred and are continuing.

Under the terms of the indenture governing the EFIH Notes, EFIH is restricted from making certain payments to EFH Corp.

EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. As of December 31, 2009, EFIH and its subsidiaries held approximately 27% of EFH Corp.’s consolidated assets, and for the year ended December 31, 2009, EFIH and its subsidiaries represented approximately 17% of EFH Corp.’s consolidated revenues. Accordingly, EFH Corp. depends upon EFIH for a significant amount of its cash flows and ability to pay its obligations. However, under the terms of the indenture governing the EFIH Notes, EFIH is restricted from making certain payments, including dividends and loans, to EFH Corp., except in limited circumstances.

EFH Corp. has a very limited ability to control activities at Oncor due to structural and operational “ring-fencing” measures.

EFH Corp. depends upon Oncor for a significant amount of its cash flows and ability to pay its obligations. However, EFH Corp. has a very limited ability to control the activities of Oncor. As part of the “ring-fencing” measures implemented by EFH Corp. and Oncor, a majority of the members of Oncor’s board of directors are required to meet the New York Stock Exchange requirements for independence in all material respects, and the unanimous consent of such directors is required for Oncor to take certain actions. In addition, any new independent directors are required to be appointed by the nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors. No member of EFH Corp.’s management is a member of Oncor’s board of directors. Under Oncor Holdings’ and Oncor’s organizational documents, EFH Corp. has the right, indirectly, to consent to new issuances of equity securities by Oncor, material transactions with third parties involving Oncor outside of the ordinary course of business, actions that cause Oncor’s assets to increase the level of jurisdiction of the United States Federal Energy Regulatory Commission (“FERC”), any changes to the state of formation of Oncor, material changes to accounting methods not required by U.S. generally accepted accounting principles (“GAAP”), and actions that fail to enforce certain tax sharing obligations between Oncor and EFH Corp. In addition, there are restrictions on Oncor’s ability to make distributions to its members, including indirectly to EFH Corp.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are not listed on any securities exchange, and we do not intend to apply for any such listing. There may be limited liquidity in the trading market for the notes.

The Market Maker has advised us that it and its affiliates intend to make a market in the notes, as permitted by applicable laws and regulations; however, neither the Market Maker nor any of its affiliates is obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. In addition, it may be restricted in its market making activities. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest in securities dealers making a market in the notes and other factors. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. If an active market does not develop or is not maintained, the price and liquidity of the notes will be adversely affected.

Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from your purchase price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

The interests of the Sponsor Group may differ from the interests of the holders of the notes.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully diluted basis through their investment in Texas Holdings. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the General Partner, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFH Corp.’s shareholders.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as equity holders, might conflict with your interests as a noteholder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, the indentures governing the notes does not prohibit us from paying advisory fees or dividends, and the Sponsor Group may have an interest in our doing so.

Risks Related to Structure

EFH Corp. is a holding company and its obligations, including the notes, are structurally subordinated to existing and future liabilities and preferred stock of its subsidiaries.

EFH Corp.’s cash flows and ability to meet its obligations are largely dependent upon the earnings of its subsidiaries and the payment of such earnings to EFH Corp. in the form of dividends, distributions, loans or otherwise, and repayment of loans or advances from EFH Corp. These subsidiaries are separate and distinct legal entities and have no obligation to provide EFH Corp. with funds for its payment obligations, including the notes. Any decision by a subsidiary to provide EFH Corp. with funds for its payment obligations, whether by dividends, distributions, loans or otherwise, will depend on, among other things, the subsidiary’s results of operations, financial condition, cash requirements, contractual restrictions and other factors. In addition, a subsidiary’s ability to pay dividends may be limited by covenants in its existing and future debt agreements or applicable law.

Because EFH Corp. is a holding company, its obligations to its creditors, including the noteholders, are structurally subordinated to all existing and future liabilities and existing and future preferred stock of its subsidiaries that do not guarantee such obligations. Therefore, with respect to subsidiaries that do not guarantee EFH Corp.’s obligations, EFH Corp.’s rights and the rights of its creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors and holders of such subsidiary’s preferred stock. To the extent that EFH Corp. may be a creditor with recognized claims against any such subsidiary, EFH Corp.’s claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFH Corp. Subject to restrictions contained in financing arrangements, EFH Corp.’s subsidiaries may incur additional indebtedness and other liabilities.

Oncor may or may not make any distributions to EFH Corp.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC to enhance Oncor’s credit quality. These measures were put into place to mitigate Oncor’s credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

As part of the ring-fencing measures, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors of Oncor are required to be appointed by the nominating committee of Oncor Holdings. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Texas Transmission Investment LLC (a limited liability company that owns a 19.75% equity interest in Oncor), the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to EFH Corp.

In addition, Oncor’s organizational documents limit Oncor’s distributions to EFH Corp. through December 31, 2012 to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments, including goodwill impairments) and prohibit Oncor from making any distribution to EFH Corp. so long as and to the extent that such distribution would cause Oncor’s debt-to-equity ratio for regulatory purposes to exceed the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In March 2009, the PUCT awarded Oncor the right to construct approximately $1.3 billion of transmission lines and facilities associated with its Competitive Renewable Energy Zone Transmission Plan (see discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Regulation and Rates” included in our 2009 Form 10-K). With the award, it is likely Oncor will incur additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology. Accordingly, while Oncor is required to maintain a debt-to-equity ratio of 60% debt to 40% equity, there can be no assurance that Oncor’s equity balance will be sufficient to maintain the required debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, thereby restricting Oncor from making any distributions to EFH Corp.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated into this prospectus by reference, contains “forward-looking statements,” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” contained elsewhere in this prospectus, “Item 1A, Risk Factors” of our 2009 Form 10-K, which is incorporated into this prospectus by reference, and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the Congress of the United States of America, the FERC, the PUCT, the Railroad Commission of Texas, the United States Nuclear Regulatory Commission, the United States Environmental Protection Agency or the Texas Commission on Environmental Quality, with respect to, among other things:

•	allowed prices;

•	allowed rates of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generating facilities;

•	operations of mines;

•	acquisitions and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies; and

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the current recessionary environment;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and refined products;

•	unanticipated changes in market heat rates in the Electric Reliability Council of Texas (“ERCOT”) electricity market;

•	our ability to effectively hedge against changes in commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of continued disruptions in U.S. credit markets;

•	access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in capital markets;

•	financial restrictions placed on us by our credit facilities and indentures governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on our debt instruments;

•	competition for new energy development and other business opportunities;

•	inability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology used by and services offered by us;

•	changes in electricity transmission that allow additional electricity generation to compete with our generation assets;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including pension and other postretirement employee benefits, and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	significant changes in critical accounting policies;

•	actions by credit rating agencies;

•	our ability to effectively execute our operational strategy;

•	our ability to implement cost reduction initiatives; and

•

with respect to our lignite-fueled generation construction and development program, more specifically, our ability to fund such investments, changes in competitive market rules, adverse judicial rulings, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity, changes in wholesale electricity prices or energy commodity prices, transmission capacity and constraints, force majeure events and our ability to manage the significant construction, commissioning and start-up program to a timely conclusion with limited cost overruns.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. You should not unduly rely on such forward-looking statements.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT or the PUCT. We did not commission any of these publications or reports. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. Similarly, while we believe that such internal and external research is reliable, it has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

USE OF PROCEEDS

This prospectus may be delivered in connection with the resale of notes by the Market Maker and its affiliates in market-making transactions in the notes in the secondary market. We will not receive any of the proceeds from such resales.

DESCRIPTION OF THE NOTES

General

In this description, the terms “we,” “our“ and “us“ each refer to EFH Corp. and its consolidated subsidiaries.

An Indenture and an officer’s certificate relating to each series of notes establish the terms of the notes. The notes are three separate series of debt securities that EFH Corp. has issued under an Indenture. The notes and all other debt securities issued under any Indenture are collectively referred to herein as “Debt Securities.” Each Indenture permits EFH Corp. to issue an unlimited amount of Debt Securities from time to time. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of such series. This means that EFH Corp. may from time to time, without the consent of the existing holders of the notes of any series, issue additional Debt Securities having the same terms and conditions as the notes of any series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on such Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the applicable series of notes.

This section summarizes the material terms of the notes and the Indentures, as supplemented by the officer’s certificates. This summary does not contain a complete description of the notes, the Indentures or the officer’s certificates. You should read this summary together with the Indentures and officer’s certificates for a complete understanding of all of the provisions and for the definitions of some terms used in this summary. Each Indenture and each officer’s certificate is available upon request to EFH Corp. or the Trustee and has been filed with the SEC and incorporated as an exhibit to the registration statement of which this prospectus is a part. In addition, each Indenture is qualified under the Trust Indenture Act of 1939 and is therefore subject to the provisions of that Act. You should read the Trust Indenture Act of 1939 for a complete understanding of its provisions. In this section, EFH Corp. includes references in parentheses to sections of the Indentures. Whenever EFH Corp. refers to particular sections or defined terms of the Indentures herein, those sections or defined terms are incorporated by reference herein.

Because EFH Corp. is a holding company that conducts all of its operations through subsidiaries, holders of the notes will generally have a position junior to the claims of creditors and preferred shareholders of the subsidiaries of EFH Corp. The Indentures do not limit the aggregate amount of indebtedness that EFH Corp. or its subsidiaries may issue, nor, except as set forth below under “Limitation on Liens,” do they limit the ability of EFH Corp. or its subsidiaries to grant a lien on any of their assets. Many of these subsidiaries have outstanding indebtedness and some have outstanding shares of preferred stock. The notes do not limit the amount of indebtedness or preferred stock issuable by EFH Corp.’s subsidiaries. The notes are unsecured obligations of EFH Corp. and rank on parity with EFH Corp.’s other unsecured and unsubordinated indebtedness. As of December 31, 2009, on a pro forma basis after giving effect to the issuance of the 2020 Notes, (1) EFH Corp. would not have had any senior secured indebtedness and (2) the notes would have been structurally subordinated to approximately $36.9 billion principal amount of indebtedness (including long-term debt, including amounts due currently, and short-term borrowings) of EFH Corp.’s subsidiaries, including all of TCEH’s and its subsidiaries’ indebtedness and all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of December 31, 2009, TCEH had approximately $2.120 billion of additional available capacity under its senior secured credit facilities (excluding amounts available under its senior secured cash posting credit facility and $26 million of commitments from Lehman, but including $141 million of undrawn commitments from Lehman that are only available from the fronting banks and the swingline lender and $399 million of available letter of credit capacity), and Oncor had approximately $1.262 billion of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman). In addition, TCEH’s senior secured credit facilities permit TCEH to issue up to $5.0 billion of secured notes or loans ranking junior to TCEH’s senior secured borrowings.

The Indentures do not contain provisions that afford holders of notes protection in the event of a highly-leveraged transaction or other similar transaction, such as the Merger, involving EFH Corp. or its subsidiaries that may adversely affect the holders.

The notes of each series were issued in fully registered form, without interest coupons, and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes were initially issued in book-entry form and are represented by fully registered global certificates. The global certificates are registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company. Purchases of beneficial interests in a global certificate are made in book-entry form. Except under the limited circumstances described in this prospectus, purchasers of these beneficial interests will not receive certificates representing their beneficial interests in the notes. See “Book Entry; Settlement and Clearance” below.

The notes may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York in The City of New York.

Maturity and Interest

The 2014 notes will mature on November 15, 2014, the 2024 notes will mature on November 15, 2024 and the 2034 notes will mature on November 15, 2034, unless earlier redeemed. Interest on the notes:

•	is payable in U.S. dollars at the rate of 5.55% with respect to the 2014 notes, 6.50% with respect to the 2024 notes and 6.55% with respect to the 2034 notes;

•

is computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period;

•	is payable semi-annually in arrears on May 15 and November 15 of each year, and at maturity or earlier redemption; and

•

will be paid to the persons in whose names the notes are registered at the close of business (i) on the business day prior to each interest payment date if the notes are in book-entry only form or (ii) on the 15th calendar day before each interest payment date for the notes if the notes are not in book-entry only form.

EFH Corp. is not required to make transfers or exchanges of the notes for a period of 15 calendar days next preceding an interest payment date.

Optional Redemption

EFH Corp. may redeem the notes of each series, in whole or in part, at its option, at any time and from time to time prior to their maturity. EFH Corp. will give notice of its intent to redeem the notes at least 30 and not more than 60 days prior to the redemption date. If EFH Corp. redeems all or any part of the notes of any series, it will pay a “make-whole” redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed and

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the notes of such series being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points in the case of the 2014 notes, 35 basis points in the case of the 2024 notes or 35 basis points in the case of the 2034 notes, plus, in each case, accrued and unpaid interest on those notes to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release (or any successor release) is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually determined by the Trustee for such redemption date.

“H.15(519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Reference Treasury Dealer” means Citigroup Global Markets Inc., and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), EFH Corp. shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Payment and Paying Agents

In the event that any payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled date. With respect to payments, a business day is a day, other than a Saturday, Sunday or a day on which banking institutions and trust companies are generally authorized or required to remain closed in the place of payment. The place of payment for the notes is The City of New York. Subject to any applicable laws and regulations and the provisions of the Indentures so long as the notes remain in book-entry form, each such payment will be made as described under “Book Entry; Settlement and Clearance” below.

Interest on each note payable on any interest payment date will be paid to the person in whose name that note is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any note, the defaulted interest may be paid to the holder of that note as of the close of business on a date between 10 and 15 days before the date proposed by EFH Corp. for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that note may be listed, if the Trustee finds it workable. (Indenture, Section 307.)

The principal of, and premium, if any, and interest on the notes at maturity will be payable upon presentation of the notes at the corporate trust office of The Bank of New York, in The City of New York, as paying agent for EFH Corp. However, EFH Corp. may choose to make payment of interest by check mailed to the address of the persons entitled to such payment. EFH Corp. may change the place of payment on the notes, appoint one or more additional paying agents (including EFH Corp.) and remove any paying agent, all at the discretion of EFH Corp. (Indenture, Section 602.)

Registration and Transfer

The transfer of notes may be registered, and notes may be exchanged for other notes of the same series or tranche of authorized denominations and with the same terms and principal amount, at the offices of the Trustee in The City of New York. (Indenture, Section 305.) EFH Corp. may designate one or more additional places, or change the place or places previously designated, for the registration of the transfer and the exchange of the notes. (Indenture, Section 602.) No service charge will be made for any registration of transfer or exchange of the notes. However, EFH Corp. may require payment to cover any tax or other governmental charge that may be imposed in connection with such registration of transfer or exchange. EFH Corp. is not required to execute or to provide for the registration of transfer or the exchange of:

•	any note during the 15 days before an interest payment date;

•	any note during the 15 days before giving any notice of redemption; or

•	any note selected for redemption except the unredeemed portion of any note being redeemed in part.

(Indenture, Section 305.)

Defeasance

EFH Corp. will be discharged from its obligations on the notes of a particular series if it irrevocably deposits with the Trustee or any paying agent, other than EFH Corp., sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of notes. (Indenture, Section 701.)

Limitation on Liens

So long as any notes are outstanding, EFH Corp. will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Subsidiary, as defined below, now or hereafter owned by EFH Corp., to secure any Indebtedness, as defined below, without also securing the outstanding notes, and all other indebtedness entitled to be so secured, equally and ratably with the Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured.

This restriction does not apply to, or prevent the creation or existence of, and in connection with (1) and (2) below, any extension, renewal or refunding of:

(1)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time the capital stock is acquired by EFH Corp. or within 270 days after that time to secure all or a portion of the purchase price for the capital stock;

(2)	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time the capital stock is acquired by EFH Corp., whether or not the secured obligations are assumed by EFH Corp.; or

(3)	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that either:

(a)	the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30 day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

(b)	the payment of the lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

(c)	so long as the lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.

Notwithstanding the foregoing, EFH Corp. may, without securing the notes, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any Subsidiary now or hereafter owned by EFH Corp. to secure any Indebtedness that would otherwise be subject to the foregoing restriction, up to an aggregate amount which, together with all other such Indebtedness, does not exceed 5% of Consolidated Capitalization, as defined below.

For the purposes of this subsection – “Limitation on Liens,” the following terms have the meanings given:

“Assets ,” with respect to any entity, means the whole or any part of its business, property, assets, cash and receivables.

“Consolidated Capitalization” means the sum of:

(i) Consolidated Shareholders’ Equity;

(ii) Consolidated Indebtedness for money borrowed, which is total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries, exclusive of any that is due and payable within one year of the date the sum is determined; and, without duplication

(iii) any preference or preferred stock of EFH Corp. or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions.

“Consolidated Indebtedness” means total indebtedness as shown on the consolidated balance sheet of EFH Corp. and its Consolidated Subsidiaries.

“Consolidated Shareholders’ Equity” means the total Assets of EFH Corp. and its Consolidated Subsidiaries less all liabilities of EFH Corp. and its Consolidated Subsidiaries. As used in this definition, “liabilities” means all obligations that would, in accordance with generally accepted accounting principles in the U.S., be classified on a balance sheet as liabilities, including without limitation:

(i) indebtedness secured by property of EFH Corp. or any of its Consolidated Subsidiaries whether or not EFH Corp. or the Consolidated Subsidiary is liable for the payment of the indebtedness unless, in the case that EFH Corp. or the Consolidated Subsidiary is not so liable, the property has not been included among the Assets of EFH Corp. or the Consolidated Subsidiary on the balance sheet;

(ii) deferred liabilities; and

(iii) indebtedness of EFH Corp. or any of its Consolidated Subsidiaries that is expressly subordinated in right and priority of payment to other liabilities of EFH Corp. or such Consolidated Subsidiary.

As used in this definition, “liabilities” includes preference or preferred stock of EFH Corp. or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

“Consolidated Subsidiary” means, at any date, any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of EFH Corp. in its consolidated financial statements as of that date.

“Indebtedness” means:

(i) all indebtedness created or assumed by EFH Corp. for the repayment of money borrowed;

(ii) all indebtedness for money borrowed secured by a lien upon property owned by EFH Corp. and upon which indebtedness for money borrowed EFH Corp. customarily pays interest, although EFH Corp. has not assumed or become liable for the payment of the indebtedness for money borrowed; and

(iii) all indebtedness of others for money borrowed which is guaranteed as to payment of principal by EFH Corp. or in effect guaranteed by EFH Corp. through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of EFH Corp. in respect of indebtedness for money borrowed or other obligations incurred by others.

“Subsidiary” means an entity in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by EFH Corp. and/or by one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock, or its equivalent ownership interest, that ordinarily has voting power for the election of directors or their equivalent, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

(Indenture, Section 608.)

The limitation on liens will not apply to any capital stock owned by subsidiaries of EFH Corp., except as discussed under “–Assignment of Obligations” below, or to any assets (other than capital stock) owned by EFH Corp. or any of its Subsidiaries.

Assignment of Obligations

EFH Corp. may assign its obligations under any series of notes and the related Indenture to a wholly-owned subsidiary, provided that no event of default under such Indenture, or event which with the passage of time or the giving of required notice, or both, would become an event of default under such Indenture, has occurred and is continuing. The subsidiary must assume in writing EFH Corp.’s obligations under the notes and under the related Indenture. EFH Corp. must fully and unconditionally guarantee the payment of the obligations of the assuming subsidiary under the notes and the related Indenture. EFH Corp. must also deliver to the Trustee an opinion of counsel to the effect that holders of the notes, or portions of the principal amount thereof, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the assignment and assumption.

If such an assignment is made:

•	EFH Corp. will be released and discharged from all its other obligations under the notes and the related Indenture;

•	any covenants made by EFH Corp. with respect to the notes would become solely covenants of, and would relate only to, the assuming subsidiary; and

•

there would be no limitation on liens on the capital stock of any Subsidiary, as defined above under “–Limitations on Liens,” that is owned by EFH Corp., but the limitation will apply to capital stock of any subsidiary owned by the assuming subsidiary.

Consolidation, Merger and Sale of Assets

Under the terms of each Indenture, EFH Corp. may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any entity, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases EFH Corp.’s properties and assets substantially as an entirety, is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes EFH Corp.’s obligations on all Debt Securities and under that Indenture;

•

immediately after giving effect to the transaction, no event of default under that Indenture, or event which, after notice or lapse of time or both, would become an event of default under that Indenture, shall have occurred and be continuing; and

•	EFH Corp. shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in that Indenture.

(Indenture, Section 1101.)

The terms of the Indentures do not restrict:

•	any consolidation or merger in which EFH Corp. is the surviving entity;

•	any conveyance, transfer or lease of any part of the properties of EFH Corp. which does not constitute conveyance, transfer or lease of its properties and assets substantially as an entirety; or

•

the approval or consent of EFH Corp. to any consolidation or merger of any direct or indirect subsidiary or affiliate of EFH Corp., or any conveyance, transfer or lease by any subsidiary or affiliate of any of its assets.

(Indenture, Section 1103.)

Events of Default

“Event of default,” when used in any Indenture with respect to a particular series of notes, means any of the following:

•	failure to pay interest on any note of that series for 30 days after it is due;

•	failure to pay the principal of or any premium on any note of that series when due;

•

failure to perform any other covenant in the Indenture relating to that series of notes that continues for 90 days after EFH Corp. receives written notice from the Trustee, or EFH Corp. and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding notes of that series; or

•	events of bankruptcy, insolvency or reorganization of EFH Corp. (but not of any subsidiary of EFH Corp.) specified in the Indenture relating to that series of notes.

(Indenture, Section 801.)

An event of default for a particular series of notes does not necessarily constitute an event of default for any other series of notes issued under the Indenture. The Trustee may withhold notice to the holders of notes of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

Remedies

If an event of default under an Indenture for notes of a particular series, including each series of the notes, occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of all the notes of that series may declare the entire principal amount of all the notes of that series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding Debt Securities under an Indenture, only the Trustee or holders of at least 33% in aggregate principal amount of all outstanding Debt Securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

At any time after a declaration of acceleration with respect to the notes of a particular series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

•	EFH Corp. has paid or deposited with the Trustee a sum sufficient to pay:

(1)	all overdue interest on all notes of that series;

(2)	the principal of and premium, if any, on any notes of that series that have otherwise become due and interest that is currently due;

(3)	interest on overdue interest; and

(4)	all amounts due to the Trustee under the relevant Indenture; and

•	any other event of default under the Indenture with respect to the notes of that series has been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of EFH Corp. (Indenture, Section 802.)

Other than its duties in case of an event of default under an Indenture, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (Indenture, Section 903.) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default under the Indenture relates to more than one series of Debt Securities, only the holders of a majority in aggregate principal amount of all affected series of Debt Securities, considered as one class, will have the right to give this direction. The Trustee is not obligated to comply with directions that conflict with law or other provisions of an Indenture. (Indenture, Section 812.)

No holder of notes of any series will have any right to institute any proceeding under an Indenture, or any remedy under an Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under that Indenture;

•

the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

•

the Trustee has failed to institute any proceeding for 60 days after notice and has not received during such period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an event of default under that Indenture has occurred and is continuing, inconsistent with the written request of holders referred to above.

(Indenture, Section 807.)

However, these limitations do not apply to a suit by a holder of a note for payment of the principal of or premium, if any, or interest on the note on or after the applicable due date. (Indenture, Section 808.)

EFH Corp. will provide to the Trustee an annual statement by an appropriate officer as to its compliance with all conditions and covenants under the Indentures. (Indenture, Section 606.)

Modification and Waiver

Without the consent of any holder of the notes, EFH Corp. and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of EFH Corp. in an Indenture and in any notes;

•	to add additional covenants of EFH Corp. or to surrender any right or power conferred upon EFH Corp. under an Indenture;

•	to add additional events of default under an Indenture;

•

to change or eliminate or add any provision to an Indenture; provided, however, that if the change, elimination or addition will adversely affect the interests of the holders of notes of any series in any material respect, it will become effective only:

(1)	when the consent of the holders of notes of such series has been obtained in accordance with the relevant Indenture; or

(2)	when no notes of the affected series remain outstanding under the relevant Indenture;

•	to provide collateral security for all but not part of the notes;

•	to establish the form or terms of Debt Securities of any other series as permitted by an Indenture;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee or co-trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, notes may be surrendered for registration of transfer or exchange and notices to EFH Corp. may be served;

•	to cure any ambiguity or inconsistency; or

•

to make any other changes to or add provisions with respect to matters and questions arising under an Indenture, provided that the action will not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

(Indenture, Section 1201.)

The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding to which certain restrictive provisions contained or provided for in an Indenture apply, considered as one class, may waive compliance by EFH Corp. with such provisions. (Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding notes of any series may waive any past default under an Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series affected. (Indenture, Section 813.)

If the Trust Indenture Act is amended after the date of an Indenture in such a way as to require changes to that Indenture, that Indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. EFH Corp. and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1201.)

The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series, including holders of the notes, then outstanding, considered as one class, is required for all other modifications to an Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of the holder of each outstanding Debt Security of each series so directly affected:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of an Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify some of the provisions of an Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series.

(Indenture, Section 1202.)

A supplemental indenture that changes the Indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under an Indenture of the holders of the Debt Securities of any other series. (Indenture, Section 1202.)

The Indenture provides that Debt Securities owned by EFH Corp. or anyone else required to make payment on the Debt Securities or their respective affiliates shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

EFH Corp. may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but EFH Corp. shall have no obligation to do so. If EFH Corp. fixes a record date, that request, demand, authorization, direction, notice, consent, waiver or other such act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other such act of the holders. For that purpose, the outstanding notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other such act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Trustee or EFH Corp. in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 104.)

Resignation of a Trustee

The Trustee may resign at any time by giving written notice to EFH Corp. or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and EFH Corp. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if EFH Corp. has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the relevant Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with such Indenture. (Indenture, Section 910.)

Notices

Notices to holders of the notes of each series will be given by mail to the addresses of such holders as they may appear in the security register for the notes of that series. (Indenture, Section 106.)

Title

EFH Corp., the Trustee, and any agent of EFH Corp. or of the Trustee, may treat the person in whose name any note is registered as the absolute owner of that note, whether or not such note may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indentures and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section 112.)

Information About the Trustee

The Trustee under each Indenture will be The Bank of New York. In addition to acting as Trustee, The Bank of New York acts, and may act, as trustee under various other indentures, trusts and guarantees of EFH Corp. and its affiliates. EFH Corp. and its affiliates maintain deposit accounts and credit and liquidity facilities and conduct other commercial and investment banking transactions with the Trustee and its affiliates in the ordinary course of their businesses.

BOOK ENTRY; SETTLEMENT AND CLEARANCE

The notes are represented by one or more global notes in registered form without interest coupons (collectively, the “global notes”). The global notes have been deposited with the applicable registrar as custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, Société Anonyme (“Clearstream, Luxembourg”)), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	DTC will credit portions of the principal amount of the global notes to the accounts of the Participants; and

•

ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) that are Participants. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the relevant indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the relevant indenture. Under the terms of the indentures, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the global notes are expected to be eligible to trade in DTC’s Same Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “— Same Day Settlement and Payment.”

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note from DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or its agents will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for certificated notes if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary; or

•	there has occurred and is continuing an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the relevant indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

EFH Corp. will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. EFH Corp. will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. EFH Corp. expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time-zone differences, credits of interests in the global notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions involving interests in such global notes settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of interests in the global notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date of this prospectus. Unless otherwise stated, this summary deals only with notes held as capital assets (generally, property held for investment).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors regarding the tax consequences of an investment in the notes.

This summary does not represent a detailed description of the U.S. federal income and estate tax consequences that may be applicable to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. You should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes.

Payments of Interest. Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount. If you purchase a note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the note at the time of the payment or disposition.

In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Amortizable Bond Premium. If you purchase a note for an amount in excess of its principal amount, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Notes. Upon the sale, exchange, retirement, or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income as discussed above) and the adjusted tax basis of the note. Your adjusted tax basis in a note will, in general, be your cost for that note increased by any market discount previously included in income and reduced by any amortized premium. Except as described above with respect to market discount, any gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

U.S. Federal Withholding Tax. The 30% U.S. federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other taxable disposition of a note.

U.S. Federal Income Tax. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided you furnish us with a properly executed IRS Form W-8ECI as discussed above in “—U.S. Federal Withholding Tax”) in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If a non-U.S. holder of notes is described in the first bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax in the same manner as effectively connected interest as described above. If a non-U.S. holder of notes is described in the second bullet point above, any gain realized upon a sale, exchange, retirement, or other taxable disposition of the notes will be subject to U.S. federal income tax at a statutory rate of 30%, which gain may be offset by certain losses.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest paid on the notes and to the proceeds of sale or other disposition (including retirement or a redemption) of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code and we have received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including retirement or a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Benefit Plan”) and both ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan or the management or disposition of the assets of such a Benefit Plan, or who renders investment advice for a fee or other compensation to such a Benefit Plan, is generally considered to be a fiduciary of the Benefit Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should consult with its counsel in order to determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law. In addition, a fiduciary of a Plan should consult with its counsel in order to determine if the investment satisfies the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan that engaged in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by a Benefit Plan with respect to which EFH Corp. or the Market Maker are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers.

Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring and/or holding the notes in reliance of these or any other PTCE should carefully review the PTCE to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding are entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code and are otherwise permissible under all applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or transferee are entitled to exemptive relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code and are otherwise permissible under all applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by the Market Maker and its affiliates in connection with offers and sales of the notes in market-making transactions in the secondary market effected from time to time.

The Market Maker and its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

From time to time, the Market Maker and its affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, the Market Maker and certain of its affiliates have provided, and may in the future provide from time to time, certain investment banking and commercial banking services and financial advisory services for certain of our subsidiaries and for the members of the Sponsor Group and certain of their affiliates, for which they have received, or will receive, customary fees.

The Market Maker is one of the members of the Sponsor Group. The Sponsor Group indirectly owns approximately 60% of our capital stock on a fully-diluted basis through its investment in Texas Holdings, which owns approximately 99% of our capital stock. Affiliates of the Market Maker may be deemed, as a result of their ownership of approximately 27% of the General Partner’s outstanding units and certain provisions of the General Partner’s Limited Liability Company Agreement, to have shared voting or dispositive power over Texas Holdings.

Each of Scott Lebovitz, Kenneth Pontarelli and Thomas Ferguson, who are members of EFH Corp.’s board of directors, are employees of the Market Maker or its affiliates.

An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, TCEH’s senior secured facilities. This affiliate is also the sole lead arranger, sole bookrunner and posting agent for TCEH’s commodity collateral posting facility. An affiliate of the Market Maker is a co-documentation agent, joint lead arranger and joint lead bookrunner for, and a lender under, Oncor’s revolving credit facility. The Market Maker acted as dealer manager for the offers to purchase and consent solicitations with respect to $1.0 billion in aggregate principal amount of EFH Corp.’s outstanding 4.80% Series O Senior Notes due 2009, $250 million in aggregate principal amount of TCEH’s outstanding 6.125% Senior Notes due 2008 and $1.0 billion in aggregate principal amount of TCEH’s outstanding 7.000% Senior Notes due 2013.

The Market Maker acted as an initial purchaser in connection with the original offering and sale of the 2019 Notes in November 2009 and the TCEH 2015/2016 Notes in October and December 2007, and received a customary discount in connection with those transactions. In addition, the Market Maker acted as an initial purchaser in connection with the offering and sale of the 2020 Notes in January 2010, and received a customary discount in connection with that transaction.

The Market Maker acted as a dealer manager for the exchange offers and consent solicitations with respect to the 2019 Notes and the EFIH Notes. The Market Maker and/or its affiliates currently own, and may from time to time trade, the notes for their own accounts in connection with their principal activities. Such sales may be made pursuant to this prospectus or otherwise pursuant to an applicable exemption from registration. Additionally, in the future, the Market Maker and/or its affiliates may, from time to time, own notes as a result of market-making activities.

We have been advised by the Market Maker that, subject to applicable laws and regulations, the Market Maker or its affiliates currently intend to make a market in the notes. However, the Market Maker is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act. We cannot assure you that an active trading market will be sustained. See “Risk Factors—Risks Related to the Notes and Our Substantial Indebtedness — Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.”

We have agreed to indemnify the Market Maker against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the notes have been passed upon for us by Andrew M. Wright, Vice President & Associate General Counsel of EFH Corporate Services Company, Dallas, Texas. Mr. Wright beneficially owns 125,000 shares of common stock of EFH Corp., including 75,000 shares issuable upon exercise of vested options. In addition, Mr. Wright has unvested stock options to purchase an additional 75,000 shares of common stock of EFH Corp. at a price per share equal to $5.00 and 100,000 shares of common stock of EFH Corp. at a price per share equal to $3.50.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008 (successor), and for the years ended December 31, 2009 and 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor) and the period from January 1, 2007 through October 10, 2007 (predecessor) of EFH Corp., incorporated in this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of EFH Corp.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph related to EFH Corp. completing its merger with Texas Energy Future Merger Sub Corp. and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

EFH Corp. files annual, quarterly and current reports and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy any document EFH Corp. has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Unless specifically listed under “Incorporation by Reference” below, the information EFH Corp. has filed or will file with the SEC is not intended to be incorporated by reference in this prospectus, and you should not consider that information a part of this prospectus.

EFH Corp. will furnish or make available to record holders of the notes, within the timeframe established by the SEC, an annual report containing audited financial statements and a report on those financial statements by EFH Corp.’s independent registered public accountants. Except for EFH Corp.’s fourth quarter, EFH Corp. will also furnish or make available summary financial information, within the timeframe established by the SEC, after the close of each quarter.

EFH Corp. has filed with the SEC a registration statement on Form S-1 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION BY REFERENCE

EFH Corp. incorporates certain information into this prospectus by reference to other documents that it files with the SEC. This means that EFH Corp. can disclose important information to you for purposes of this prospectus by referring you to other documents that have been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

EFH Corp. incorporates into this prospectus by reference each of the following reports:

•

Annual Report on Form 10-K for the year ended December 31, 2009 that it filed with the SEC on February 19, 2010 (other than Exhibit 99(d) thereto, which is deemed not to be incorporated by reference in this prospectus); and

•	Current Reports on Form 8-K that it filed with the SEC on January 6, 2010, January 7, 2010 and January 19, 2010.

While these documents have not been included or delivered with this prospectus, they contain important information about us and our businesses, prospects and financial condition.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of these filings, free of charge, by writing to Energy Future Holdings Corp., Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411, Attention: Investor Relations, or by telephoning us at 214-812-4600.

The information incorporated by reference is an important part of this prospectus. You should rely only upon the information provided in this prospectus and the information incorporated into this prospectus by reference. Neither we nor the Market Maker or its affiliates have authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to the registration statement of which this prospectus forms a part or that we otherwise have publicly filed or may publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

ENERGY FUTURE HOLDINGS CORP.

5.55% Series P Senior Notes due 2014

6.50% Series Q Senior Notes due 2024

6.55% Series R Senior Notes due 2034

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Goldman, Sachs & Co. (the “Market Maker”) has agreed to be responsible for certain out-of-pocket expenses relating to this registration statement, including printer expenses and external legal and accounting fees. Energy Future Holdings Corp. (“EFH Corp.”) remains responsible for internal expenses relating to this registration statement, including all salaries and expenses of its officers and employees performing legal or accounting duties. The out-of-pocket expenses for which the Market Maker is responsible in connection with the preparation of this registration statement are estimated to total approximately $30,000.

Item 14.	Indemnification of Directors and Officers.

EFH Corp. is a corporation formed under the Texas Business Organizations Code (the “TBOC”).

TBOC

Section 8.051 of the TBOC states that: (a) An enterprise shall indemnify a governing person, former governing person, or delegate against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a governing person or delegate if the person is wholly successful, on the merits or otherwise, in the defense of the proceeding. (b) A court that determines, in a suit for indemnification, that a governing person, former governing person, or delegate is entitled to indemnification under this section shall order indemnification and award to the person the expenses incurred in securing the indemnification.

Section 8.052 of the TBOC states as follows:

(a) On application of a governing person, former governing person, or delegate and after notice is provided as required by the court, a court may order an enterprise to indemnify the person to the extent the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

(b) This section applies without regard to whether the governing person, former governing person, or delegate applying to the court satisfies the requirements of Section 8.101 or has been found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

(c) The indemnification ordered by the court under this section is limited to reasonable expenses if the governing person, former governing person, or delegate is found liable: (1) to the enterprise; or (2) because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

Section 8.101 of the TBOC states as follows:

(a) An enterprise may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 if it is determined in accordance with Section 8.103 that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

(b) Action taken or omitted by a governing person or delegate with respect to an employee benefit plan in the performance of the person’s duties for a purpose reasonably believed by the person to be in the interest of the participants and beneficiaries of the plan is for a purpose that is not opposed to the best interests of the enterprise.

(c) Action taken or omitted by a delegate to another enterprise for a purpose reasonably believed by the delegate to be in the interest of the other enterprise or its owners or members is for a purpose that is not opposed to the best interests of the enterprise.

(d) A person does not fail to meet the standard under Subsection (a)(1) solely because of the termination of a proceeding by: (1) judgment; (2) order; (3) settlement; (4) conviction; or (5) a plea of nolo contendere or its equivalent.

Section 8.102 of the TBOC states as follows:

(a) Subject to Subsection (b), an enterprise may indemnify a governing person, former governing person, or delegate against: (1) a judgment; and (2) expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding.

(b) Indemnification under this subchapter of a person who is found liable to the enterprise or is found liable because the person improperly received a personal benefit: (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding; (2) does not include a judgment, a penalty, a fine, and an excise or similar tax, including an excise tax assessed against the person with respect to an employee benefit plan; and (3) may not be made in relation to a proceeding in which the person has been found liable for: (A) willful or intentional misconduct in the performance of the person’s duty to the enterprise; (B) breach of the person’s duty of loyalty owed to the enterprise; or (C) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.

(c) A governing person, former governing person, or delegate is considered to have been found liable in relation to a claim, issue, or matter only if the liability is established by an order, including a judgment or decree of a court, and all appeals of the order are exhausted or foreclosed by law.

Restated Certificate of Formation of EFH Corp.

Article IX of the Restated Certificate of Formation of EFH Corp. provides as follows:

1. Right to Indemnification. Subject to the limitations and conditions as provided in this Article IX, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such proceeding, and indemnification under this Article IX shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article IX shall be deemed contract rights, and no amendment, modification or repeal of this Article IX shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article IX could involve indemnification for negligence or under theories of strict liability.

2. Advancement of Expenses. The right to indemnification conferred in this Article IX shall include the right to be paid or reimbursed by the Corporation the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such indemnified person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article IX and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article IX or if such indemnification is prohibited by applicable law.

3. Indemnification of Employees and Agents. The Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to an employee or agent of the Corporation to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article IX; and the Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to persons who are not or were not directors, officers, employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person to the same extent that it may indemnify and advance expenses to directors and officers under this Article IX.

4. Appearance as a Witness. Notwithstanding any other provision of this Article IX, the Corporation may pay or reimburse expenses incurred by a director, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

5. Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to this Article IX may have or hereafter acquire under any law (common or statutory), provision of this certificate of formation or the bylaws of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise.

6. Insurance. The Corporation may purchase, procure, establish and maintain, at its expense, insurance or another arrangement to indemnify or hold harmless, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article IX.

7. Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director, officer or any other person indemnified pursuant to this Article IX as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

For purposes of this Article IX, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer, manager, member or employee of the Corporation which imposes duties on, or involves services by, such director, officer, manager, member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Article X of the Restated Certificate of Formation of EFH Corp. provides as follows:

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any act or omission in the director’s capacity as a director, except that this provision does not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for:

(a) a breach of the director’s duty of loyalty to the Corporation or its shareholders;

(b) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or that involves intentional misconduct or a knowing violation of the law;

(c) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or

(d) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

If the TBOC is amended to authorize action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of this Article X shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

Amended and Restated Bylaws of EFH Corp.

Section 15 of the Amended and Restated Bylaws of EFH Corp. provides as follows:

Without further specific approval of the shareholders of the Corporation, the Corporation may purchase, enter into, maintain or provide insurance, indemnification or other arrangements for the benefit of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving another entity at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary, to the fullest extent permitted by the laws of the State of Texas, including without limitation Chapter 8 of the Texas Business Organizations Code or any successor provision, against any liability asserted against or incurred by any such person in any such capacity or arising out of such person’s service in such capacity whether or not the Corporation would otherwise have the power to indemnify against any such liability under the Texas Business Organizations Code. If the laws of the State of Texas are amended to authorize the purchase, entering into, maintaining or providing of insurance, indemnification or other arrangements in the nature of those permitted hereby to a greater extent than presently permitted, then the Corporation shall have the power and authority to purchase, enter into, maintain and provide any additional arrangements in such regard as shall be permitted from time to time by the laws of the State of Texas without further approval of the shareholders of the Corporation. No repeal or modification of such laws or this Section 15 shall adversely affect any such arrangement or right to indemnification existing at the time of such repeal or modification.

Certain Other Arrangements

In addition to indemnification by EFH Corp. pursuant to its Restated Certificate of Formation and its Amended and Restated Bylaws, the directors, officers, managers, members, employees, agents and similar functionaries of the registrant are generally also entitled to indemnification and exculpation for certain monetary damages to the extent provided in the registrant’s organizational documents or under the statutes under which the registrant is organized.

EFH Corp. maintains a directors’ and officers’ liability insurance policy that covers the directors and officers of the registrant in amounts that EFH Corp. believes are customary for companies similarly situated, including for liabilities in connection with the registration and offering of the notes.

Pursuant to the Management Agreement entered into with the members of the Sponsor Group and their affiliates, EFH Corp. has agreed to customary exculpation and indemnification provisions for the benefit of the members of the Sponsor Group, their affiliates, directors, officers and certain other persons.

Concurrently with entering into the Management Agreement, the Sponsor Group, Texas Holdings and EFH Corp. entered into the Indemnification Agreement, pursuant to which EFH Corp. and Texas Holdings agree to indemnify the Sponsor Group and their affiliates against any claims relating to (i) certain securities and financing transactions relating to the Merger, (ii) the performance of transaction services pursuant to the Management Agreement, (iii) actions or failures to act by EFH Corp., Texas Holdings, the General Partner or their subsidiaries or affiliates (collectively, the “Company Group”), (iv) service as an officer or director of, or at the request of, any member of the Company Group, and (v) any breach or alleged breach of fiduciary duty as a director or officer of any member of the Company Group.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the October 2007 merger of EFH Corp. (the “Merger”), EFH Corp., Texas Energy Future Holdings Limited Partnership, the parent company of EFH Corp. (“Texas Holdings”), and Texas Energy Future Capital Holdings LLC, the general partner of Texas Holdings (the “General Partner”), entered into a Consulting Agreement with a consultant. Under the Consulting Agreement, the consultant will, among other things, advise the General Partner and EFH Corp.’s senior management on certain strategic, political and regulatory issues facing EFH Corp. In consideration for such services, EFH Corp., among other things, granted to the consultant 1.0 million restricted shares of EFH Corp. common stock in October 2007 and an additional 1.0 million restricted shares of EFH Corp. common stock in November 2008.

In connection with the Merger and the subsequently implemented compensation structure and philosophy of EFH Corp., certain officers and other employees of EFH Corp. and its subsidiaries were offered the opportunity to purchase equity of EFH Corp. In connection with such opportunity, in the fourth quarter of 2007 and the first quarter of 2008, certain officers and other employees of EFH Corp. purchased a total of approximately 5.7 million shares of EFH Corp. common stock for an aggregate consideration of approximately $28.7 million. In addition, in December 2007, EFH Corp. granted 10,000 shares of its common stock to an executive officer in connection with such executive officer’s employment arrangement.

Also in connection with the Merger and the subsequently implemented compensation structure and philosophy of EFH Corp., certain executive officers of EFH Corp. agreed to forego certain payments to which they were entitled in return for a certain number of deferred shares of EFH Corp. common stock. In January 2008, certain executive officers of EFH Corp. agreed to forego payments to which they were entitled in an aggregate amount equal to $9,250,000 and, in return, became entitled to receive an aggregate of 1,850,000 deferred shares of EFH Corp. common stock. In May 2008, certain other executive officers agreed to forego payments to which they were entitled in an aggregate amount equal to $3,100,000 and, in return, became entitled to receive an aggregate of 620,000 deferred shares of EFH Corp. common stock. Pursuant to the provisions of the agreements under which these deferred shares of EFH Corp. common stock were issued, the applicable shares of EFH Corp. common stock will be distributed to each of the executive officers on the earlier of the termination of such executive officer’s employment with EFH Corp. or its affiliates or a change in control of EFH Corp.

In January 2008, Mr. John F. Young became EFH Corp.’s Chief Executive Officer and President. As part of his employment arrangement, Mr. Young purchased 600,000 shares of EFH Corp. common stock for an aggregate consideration of $3.0 million. In addition, in order to partially offset certain equity compensation that Mr. Young forfeited by leaving his former employer, EFH Corp. granted to Mr. Young 600,000 restricted shares of EFH Corp. common stock. The restricted shares were fully vested on the grant date, but Mr. Young will not receive the shares until the second anniversary of the grant date.

After the initial investment by certain officers and other employees of EFH Corp. and its subsidiaries, certain other officers and employees of EFH Corp. and its subsidiaries were offered the opportunity to purchase equity of EFH Corp. In connection with such opportunity to purchase shares, in 2008, such other officers and employees of EFH Corp. purchased a total of 110,000 shares of EFH Corp. common stock for an aggregate consideration of $550,000.

In April 2008, EFH Corp. entered into a Consulting Agreement with a former executive. Under the Consulting Agreement, EFH Corp., among other things, granted to such former executive 60,000 restricted shares of EFH Corp. common stock in April 2008. These restricted shares will vest in December of 2009 provided that such former executive continues to provide consulting services to EFH Corp. until such vesting date.

In the second and third quarters of 2008, certain directors of EFH Corp. and its subsidiaries purchased a total of approximately 900,000 shares of EFH Corp. common stock for an aggregate consideration of $4,500,000. In addition, in 2008, EFH Corp. granted to certain directors an aggregate of approximately 450,000 shares of EFH Corp. common stock in consideration for their services as directors.

In the fourth quarter of 2008, EFH Corp. issued 29,000 shares of EFH Corp. common stock to a former employee in connection with such former employee’s severance arrangement.

In February 2009, EFH Corp. granted to certain directors an aggregate of approximately 153,850 shares of EFH Corp. common stock in consideration for their services as directors.

The issuances described above were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) of the Securities Act, Regulation D of the Securities Act and/or Rule 701 promulgated under of the Securities Act, as transactions by an issuer not involving a public offering and/or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the issuance of these securities.

In connection with the Merger, on October 31, 2007, EFH Corp. sold $2,000,000,000 aggregate principal amount of its 10.875% Senior Notes due 2017 and $2,500,000,000 aggregate principal amount of its 11.250%/12.000% Senior Toggle Notes due 2017 (collectively, the “2017 Notes”) to Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. (collectively, the “placement agents”) in a private offering conducted in accordance with the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act. The placement agents’ discounts for the offering of the 2017 Notes were approximately $40,000,000.

On January 12, 2010, EFH Corp. sold $500,000,000 aggregate principal amount of its 10.000% Senior Secured Notes due 2020 (the “2020 Notes”) to Citigroup Global Markets Inc., Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Banc of America Securities LLC and Morgan Stanley & Co. Incorporated (collectively, the “initial purchasers”) in a private offering conducted in accordance with the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act. The initial purchasers’ discounts for the offering of the 2020 Notes were approximately $11,250,000.

On March 16, 2010, EFH Corp. issued $34,000,000 aggregate principal amount of the 2020 Notes to an existing holder (the “Holder”) of EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 (the “EFH Toggle Notes”) and Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.50%/11.25% Senior Toggle Notes due 2016 (the “TCEH Toggle Notes”) in a private offering conducted in accordance with the exemptions from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act. In exchange for the 2020 Notes, the Holder surrendered, transferred and delivered to EFH Corp. $20,000,000 aggregate principal amount of the EFH Toggle Notes and $27,000,000 aggregate principal amount of the TCEH Toggle Notes. Following the exchange transaction, the EFH Toggle Notes acquired by EFH Corp. were retired.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibits	Previously Filed* With File Number	As Exhibit

(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

2(a)	1-12833 Form 8-K (filed February 26, 2007)	2.1	—	Agreement and Plan of Merger, dated February 25, 2007, by and among Energy Future Holdings Corp. (formerly known as TXU Corp.), Texas Energy Future Holdings Limited Partnership and Texas Energy Future Merger Sub Corp.

(3(i))	Articles of Incorporation

3(a)	1-12833 Form 8-K (filed October 11, 2007)	3.1	—	Restated Certificate of Formation of Energy Future Holdings Corp.

(3(ii))	By-laws

3(b)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	3(a)	—	Amended and Restated Bylaws of Energy Future Holdings Corp.

(4)	Instruments Defining the Rights of Security Holders, Including Indentures**

Energy Future Holdings Corp.

4(a)	1-12833 Form 10-K (2007) (filed March 31, 2008)	4(c)	—	Indenture (For Unsecured Debt Securities Series P), dated as of November 1, 2004, between Energy Future Holdings Corp. and The Bank of New York Mellon (formerly known as The Bank of New York). Energy Future Holdings Corp.’s Indentures for its Series Q and R Senior Notes are not being filed as they are substantially similar to this Indenture

4(b)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(q)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 5.55% Series P Senior Notes due November 15, 2014

4(c)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(r)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.50% Series Q Senior Notes due November 15, 2024

Exhibits	Previously Filed* With File Number	As Exhibit

4(d)	1-12833 Form 10-K (2004) (filed March 16, 2005)	4(s)	—	Officers’ Certificate, dated November 26, 2004, establishing the terms of Energy Future Holdings Corp.’s 6.55% Series R Senior Notes due November 15, 2034

4(e)	1-12833 Form 8-K (filed October 31, 2007)	4.1	—	Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017

4(f)	1-12833 Form 10-K (2009) (filed February 19, 2010)	4(f)	—	Supplemental Indenture, dated as of July 8, 2008, to Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.25%/12.00% Senior Toggle Notes due 2017

4(g)	1-12833 Form 10-Q (Quarter ended June 30, 2009) (filed August 4, 2009)	4(a)	—	Second Supplemental Indenture, dated as of August 3, 2009, to Indenture, dated as of October 31, 2007, relating to Energy Future Holdings Corp.’s 10.875% Senior Notes due 2017 and 11.25%/12.00% Senior Toggle Notes due 2017

4(h)	1-12833 Form 8-K (filed November 20, 2009)	4.1	—	Indenture dated as of November 16, 2009, among Energy Future Holdings Corp., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A.

4(i)	1-12833 Form 8-K (filed January 19, 2010)	4.1	—	Indenture dated as of January 12, 2010, among Energy Future Holdings Corp., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A.

4(j)			—	First Supplemental Indenture, dated as of March 16, 2010, to Indenture, dated as of January 12, 2010, relating to Energy Future Holdings Corp.’s 10.000% Senior Secured Notes due 2020

4(k)	1-12833 Form 8-K (filed January 19, 2010)	4.2	—	Registration Rights Agreement, dated January 12, 2010, among Energy Future Holdings Corp., the guarantors named therein and the initial purchasers named therein

4(l)			—	Registration Rights Letter Agreement, dated March 16, 2010, among Energy Future Holdings Corp., the Guarantors named therein and the initial purchasers named therein, relating to Energy Future Holdings Corp.’s 10.000% Senior Secured Notes due 2020

	Oncor Electric Delivery Company LLC

4(m)	333-100240 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC (formerly Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company) and The Bank of New York Mellon, as Trustee

Exhibits	Previously Filed* With File Number	As Exhibit

4(n)	1-12833 Form 8-K (filed October 31, 2005)	10.1	—	Supplemental Indenture No. 1, dated October 25, 2005, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon

4(o)	333-100240 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated May 6, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2012 and 7.000% Senior Notes (formerly Senior Secured Notes) due 2032

4(p)	333-106894 Form S-4 (filed July 9, 2003)	4(c)	—	Officer’s Certificate, dated December 20, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2015 and 7.250% Senior Notes (formerly Senior Secured Notes) due 2033

4(q)	333-100242 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture (for Unsecured Debt Securities), dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon, as Trustee

4(r)	333-100242 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated August 30, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 7.00% Debentures due 2022

4(s)	333-100242 Form 8-K (filed September 9, 2008)	4.1	—	Officer’s Certificate, dated September 8, 2008, establishing the terms of Oncor’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

4(t)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(b)	—	Supplemental Indenture No. 2, dated May 15, 2008, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(u)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(c)	—	Supplemental Indenture No. 1, dated May 15, 2008, to Indenture and Deed of Trust, dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(v)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(a)	—	Deed of Trust, Security Agreement and Fixture Filing, dated May 15, 2008, by Oncor Electric Delivery Company LLC, as Grantor, to and for the benefit of The Bank of New York, as Collateral Agent.

4(w)	333-100240 Form 10-K (2008) (filed March 2, 2009)	4(n)	—	First Amendment to Deed of Trust, dated as of March 2, 2009, by and between Oncor Electric Delivery Company LLC and The Bank of New York Mellon (formerly The Bank of New York) as Trustee and Collateral Agent.

Exhibits	Previously Filed* With File Number	As Exhibit

	Texas Competitive Electric Holdings Company LLC

4(x)	333-108876 Form 8-K (filed October 31, 2007)	4.2	—	Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015

4(y)	1-12833 Form 8-K (filed December 12, 2007)	4.1	—	First Supplemental Indenture, dated as of December 6, 2007, to Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016

4(z)	1-12833 Form 10-Q (Quarter ended June 30, 2009) (filed August 4, 2009)	4(b)	—	Second Supplemental Indenture, dated as of August 3, 2009, to Indenture, dated as of October 31, 2007, relating to Texas Competitive Electric Holdings Company LLC’s and TCEH Finance, Inc.’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B, and 10.50%/11.25% Senior Toggle Notes due 2016

	Energy Future Intermediate Holding Company LLC

4(aa)	1-12833 Form 8-K (filed November 20, 2009)	4.2	—	Indenture, dated as of November 16, 2009, among Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. and The Bank of New York Mellon Trust Company, N.A.

4(bb)	1-12833 Form 8-K (filed November 20, 2009)	4.3	—	Pledge Agreement, dated as of November 16, 2009, by Energy Future Intermediate Holding Company LLC

4(cc)	1-12833 Form 8-K (filed November 20, 2009)	4.4	—	Collateral Trust Agreement, dated as of November 16, 2009, among Energy Future Intermediate Holding Company LLC, as Grantor, The Bank of New York Mellon Trust Company, N.A., as Collateral Trustee, The Bank of New York Mellon Trust Company N.A., as Trustee and the other Secured Debt Representatives from time to time party thereto

(5)	Opinion re Legality

5(a)	333-159359 Form S-1 (filed May 20, 2009)	5(a)	—	Opinion of Andrew M. Wright, Vice President and Associate General Counsel of EFH Corporate Services Company

(10)	Material Contracts

	Management Contracts; Compensatory Plans, Contracts and Arrangements

10(a)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(a)	—	2007 Stock Incentive Plan for Key Employees of Energy Future Holdings Corp. and its Affiliates

10(b)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(b)	—	Registration Rights Agreement by and among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp. and the stockholders party thereto

Exhibits	Previously Filed* With File Number	As Exhibit

10(c)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(f)	—	Energy Future Holdings Corp. Non-employee Director Compensation Arrangements

10(d)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(a)	—	Form of Stockholder’s Agreement (for Directors), by and among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and the stockholder party thereto

10(e)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(b)	—	Form of Sale Participation Agreement (for Directors), by and between Texas Energy Future Holdings Limited Partnership and the stockholder party hereto

10(f)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(i)	—	EFH Executive Annual Incentive Plan, as amended and restated, effective as of January 1, 2008

10(g)	1-12833 Form 8-K (filed May 23, 2005)	10.7	—	Energy Future Holdings Corp. 2005 Executive Severance Plan

10(h)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(n)	—	Amendment to the Energy Future Holdings Corp. 2005 Executive Severance Plan and Summary Description

10(i)	1-12833 Form 8-K (filed May 23, 2005)	10.6	—	Energy Future Holdings Corp. Executive Change in Control Policy

10(j)	333-153529 Amendment No. 2 to Form S-4 (filed December 23, 2008)	10(p)	—	Amendment to the Energy Future Holdings Corp. Executive Change in Control Policy

10(k)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(q)	—	EFH Second Supplemental Retirement Plan, as amended and restated, effective as of October 10, 2007

10(l)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(p)	—	Employment Agreement, dated January 6, 2008, by and between John F. Young and Energy Future Holdings Corp.

10(m)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(m)	—	Form of Amended and Restated Non-Qualified Stock Option Agreement (For Executive Officers)

Exhibits	Previously Filed* With File Number	As Exhibit

10(n)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(f)	—	Form of Management Stockholder’s Agreement (For Executive Officers)

10(o)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(r)	—	Management Stockholder’s Agreement, dated as of February 1, 2008, by and among John F. Young, Texas Energy Future Holdings Limited Partnership and Energy Future Holdings Corp.

10(p)	1-12833 Form 10-Q (Quarter ended June 30, 2008) (filed August 14, 2008)	10(g)	—	Form of Sale Participation Agreement (For Executive Officers)

10(q)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(s)	—	Sale Participation Agreement, dated as of February 1, 2008, by and between John F. Young and Texas Energy Future Holdings Limited Partnership

10(r)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(y)	—	Amended and Restated Employment Agreement, dated as of July 1, 2008, by and between Paul M. Keglevic and Energy Future Holdings Corp.

10(s)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(g)	—	Employment Agreement, dated May 9, 2008, by and among David Campbell, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(t)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(y)	—	Additional Payment Agreement, dated October 10, 2007, by and among David Campbell, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

10(u)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(h)	—	Employment Agreement, dated May 9, 2008, by and between Rob Walters and Energy Future Holdings Corp.

10(v)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(p)	—	Amended and Restated Employment Agreement, dated May 9, 2008, by and among James Burke, Energy Future Holdings Corp. and TXU Energy Retail Company LLC

10(w)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ff)	—	Additional Payment Agreement, dated October 10, 2007, by and among James Burke, Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership and Texas Competitive Electric Holdings Company LLC

Exhibits	Previously Filed* With File Number	As Exhibit
10(x)	1-12833 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	10(k)	—	Employment Agreement, dated May 9, 2008, by and among Charles R. Enze, Energy Future Holdings Corp. and Luminant Holding Company LLC

10(y)	1-12833 Form 10-K (2008) (filed March 3, 2009)	10(ii)	—	Amended and Restated Employment Agreement, dated July 7, 2008, by and between Luminant Holding Company LLC, Energy Future Holdings Corp. and Mark Allen McFarland

10(z)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(nn)	—	Deferred Share Agreement, dated October 9, 2007, by and between James Burke and Texas Energy Future Holdings Limited Partnership

10(aa)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(oo)	—	Deferred Share Agreement, dated October 9, 2007, by and between Charles Enze and Texas Energy Future Holdings Limited Partnership

10(bb)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(qq)	—	Deferred Share Agreement, dated October 9, 2007, by and between Michael Greene and Texas Energy Future Holdings Limited Partnership

10(cc)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(cc)	—	Severance and Release Agreement dated October 5, 2009, by and between Energy Future Holdings Corp. and M. Rizwan Chand

10(dd)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(dd)	—	EFH Salary Deferral Program, as amended and restated, effective January 1, 2010

10(ee)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(ee)	—	Amendment to EFH Second Supplemental Retirement Plan, dated July 31, 2009

10(ff)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(ff)	—	Stock Option Agreement, dated as of December 17, 2009, by and between Joel Kaplan and Energy Future Holdings Corp.

10(gg)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(gg)	—	Stock Option Agreement, dated as of January 26, 2010, by and between Richard Landy and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit

10(hh)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(hh)	—	Restricted Stock Unit Award Agreement, effective as of January 6, 2008, between John F. Young and Energy Future Holdings Corp.

10(ii)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(ii)	—	Amendment No. 1 to the 2007 Stock Incentive Plan for Key Employees of Energy Future Holdings Corp. and its affiliates

10(jj)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(jj)	—	Employment Arrangement with John Young

10(kk)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(kk)	—	Employment Arrangement with Certain Executive Officers

10(ll)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(ll)	—	Employment Arrangement with Joel D. Kaplan

10(mm)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(mm)	—	Employment Arrangement with Richard J. Landy

10(nn)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(nn)	—	Consulting Agreement dated as of February 18, 2010 between Energy Future Holdings Corp. and Donald Evans

10(oo)	1-12833 Form 10-K (2009) (filed February 19, 2010)	10(oo)	—	Amended and Restated Non-Qualified Stock Option Agreement dated as of December 1, 2009 between Charles R. Enze and Energy Future Holdings Corp.

Exhibits	Previously Filed* With File Number	As Exhibit

	Credit Agreements

10(pp)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.C	—	$24,500,000,000 Credit Agreement, dated as of October 10, 2007, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, as the borrower, the several lenders from time to time parties thereto, Citibank, N.A., as administrative agent, collateral agent, swingline lender, revolving letter of credit issuer and deposit letter of credit issuer, Goldman Sachs Credit Partners L.P., as posting agent, posting syndication agent and posting documentation agent, J. Aron & Company, as posting calculation agent, JPMorgan Chase Bank, N.A., as syndication agent and revolving letter of credit issuer, Credit Suisse, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P., Lehman Brothers Inc., Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and bookrunners, and Goldman Sachs Credit Partners L.P., as posting lead arranger and bookrunner

10(qq)	1-12833 Form 8-K (filed August 10, 2009)	10.1	—	Amendment No. 1, dated as of August 7, 2009, to the $24,500,000,000 Credit Agreement dated as of October 10, 2007 among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, as the Borrower, Citibank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P. as Posting Agent, J. Aron & Company, as Posting Calculation Agent and the several lenders thereto from time to time

10(rr)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ss)	—	Guarantee Agreement, dated as of October 10, 2007, by the guarantors party thereto in favor of Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(ss)	1-12833 Form 8-K (filed August 10, 2009)	10.4	—	Amended and Restated Pledge Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary pledgors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(tt)	1-12833 Form 8-K (filed August 10, 2009)	10.3	—	Amended and Restated Security Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary grantors party thereto, and Citibank, N.A., as collateral agent for the benefit of the secured parties under the $24,500,000,000 Credit Agreement

10(uu)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vv)	—	Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing to Fidelity National Title Insurance Company, as Trustee, for the benefit of Citibank, N.A., as Beneficiary

Exhibits	Previously Filed* With File Number	As Exhibit

10(vv)	1-12833 Form 8-K (filed August 10, 2009)	10.2	—	Amended and Restated Collateral Agency and Intercreditor Agreement, dated as of October 10, 2007, as amended and restated as of August 7, 2009, among Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, the subsidiary guarantors party thereto, Citibank, N.A., as administrative agent and collateral agent, Lehman Brothers Commodity Services Inc., J. Aron & Company, Morgan Stanley Capital Group Inc., Citigroup energy Inc., and each other secured commodity hedge counterparty from time to time party thereto, and any other person that becomes a secured party pursuant thereto

10(ww)	333-100240 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.A	—	$2,000,000,000 Revolving Credit Agreement, dated as of October 10, 2007, among Oncor Electric Delivery Company LLC, as the borrower, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, fronting bank and swingline lender, Citibank, N.A., as syndication agent and fronting bank, Credit Suisse, Cayman Islands Branch, Goldman Sachs Credit Partners L.P., Lehman Commercial Paper Inc., Morgan Stanley Senior Funding, Inc. as co-documentation agents, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners L.P., Lehman Brothers Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and bookrunners

	Other Material Contracts

10(xx)	333-100240 Form 8-K (filed August 13, 2008)	10.1	—	Contribution and Subscription Agreement, dated as of August 12, 2008, by and between Oncor and Texas Transmission Investment LLC

10(yy)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(eee)	—	Stipulation as approved by the PUC in Docket No. 34077

10(zz)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(fff)	—	Amendment to Stipulation Regarding Section 1, Paragraph 35 and Exhibit B in Docket No. 34077

10(aaa)	1-12833 Form 10-K (2003) (filed March 15, 2004)	10(qq)	—	Lease Agreement, dated as of February 14, 2002, between State Street Bank and Trust Company of Connecticut, National Association, as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

10(bbb)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.1	—	First Amendment to Lease Agreement, dated as of June 1, 2007, between U.S. Bank, N.A. (as successor-in-interest to State Street Bank and Trust Company of Connecticut, National Association), as owner trustee of ZSF/Dallas Tower Trust, a Delaware grantor trust, as Lessor, and EFH Properties Company, a Texas corporation, as Lessee (Energy Plaza Property)

Exhibits	Previously Filed* With File Number	As Exhibit

10(ccc)	1-12833 Form 10-Q (Quarter ended June 30, 2007) (filed August 9, 2007)	10.2	—	Amended and Restated Engineering, Procurement and Construction Agreement, dated as of June 8, 2007, between Oak Grove Management Company LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Texas Competitive Holdings Company LLC, and Fluor Enterprises, Inc., a California corporation (confidential treatment has been requested for portions of this exhibit)

10(ddd)	1-12833 Form 10-Q (Quarter ended September 30, 2007) (filed November 14, 2007)	10.B	—	Engineering, Procurement and Construction Agreement, dated as of May 26, 2006, between Texas Competitive Electric Holdings Company LLC (as successor-in-interest to Energy Future Competitive Holdings Company) and Bechtel Power Corporation (confidential treatment has been requested for portions of this exhibit)

10(eee)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(iii)	—	Amended and Restated Transaction Confirmation by Generation Development Company LLC (formerly known as TXU Generation Development Company LLC), dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(fff)	1-12833 Form 10-K (2006) (filed March 2, 2007)	10(jjj)	—	Transaction Confirmation by Generation Development Company LLC, dated February 2007 (subsequently assigned to Texas Competitive Electric Holdings Company LLC on October 10, 2007) (confidential treatment has been requested for portions of this exhibit)

10(ggg)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(sss)	—	ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(hhh)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(ttt)	—	Schedule to the ISDA Master Agreement, dated as of October 25, 2007, between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(iii)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(uuu)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Goldman Sachs Capital Markets, L.P.

10(jjj)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(vvv)	—	ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(kkk)	1-12833 Form 10- K (2007) (filed March 31, 2008)	10(www)	—	Schedule to the ISDA Master Agreement, dated as of October 29, 2007, between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

10(lll)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(xxx)	—	Form of Confirmation between Texas Competitive Electric Holdings Company LLC and Credit Suisse International

Exhibits	Previously Filed* With File Number	As Exhibit

10(mmm)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(yyy)	—	Management Agreement, dated as of October 10, 2007, among Energy Future Holdings Corp., Texas Energy Future Holdings Limited Partnership, Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., Goldman, Sachs & Co. and Lehman Brothers Inc.

10(nnn)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	3(a)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008

10(ooo)	1-12833 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(g)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Holdings Company LLC, dated as of November 5, 2008

10(ppp)	333-100240 Form 10-K (2008) (filed March 3, 2009)	3(c)	—	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, entered into as of February 18, 2009, by and among Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Oncor Management Investment LLC

10(qqq)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(c)	—	Investor Rights Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(rrr)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(d)	—	Registration Rights Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(sss)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(b)	—	Amended and Restated Tax Sharing Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Oncor Management Investment LLC, Texas Transmission Investment LLC, Energy Future Intermediate Holding Company LLC and Energy Future Holdings Corp.

10(ttt)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(cccc)	—	Indemnification Agreement, dated as of October 10, 2007 among Texas Energy Future Holdings Limited Partnership, Energy Future Holdings Corp., Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and Goldman Sachs & Co.

Exhibits	Previously Filed* With File Number	As Exhibit

10(uuu)	333-100240 Form 10-K (2004) (filed March 23, 2005)	10(i)	—	Agreement, dated as of March 10, 2005, by and between Oncor Electric Delivery Company LLC and TXU Energy Company LLC allocating to Oncor Electric Delivery Company LLC the pension and post-retirement benefit costs for all Oncor Electric Delivery Company LLC employees who had retired or had terminated employment as vested employees prior to January 1, 2002.

(12)	Statement Regarding Computation of Ratios

12(a)	1-12833 Form 10-K (2009) (filed February 19, 2010)	12(a)	—	Computation of Ratio of Earnings to Fixed Charges, and Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(21)	Subsidiaries of the Registrant

21(a)	1-12833 Form 10-K (2009) (filed February 19, 2010)	21(a)	—	Subsidiaries of Energy Future Holdings Corp.

(23)	Consents of Experts and Counsel

23(a)	333-159359 Form S-1 (filed May 20, 2009)		—	Consent of Andrew M. Wright (included as part of the opinion filed as Exhibit 5(a) thereto)

23(b)			—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

24	Power of Attorney

24(a)	333-159359 Form S-1 (filed May 20, 2009)		—	Powers of Attorney (included in signature pages thereto)

25	Statement of Eligibility of Trustee

25(a)	333-125815 Form S-4 (filed June 14, 2005)	25	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Indentures governing the 5.55% Series P Senior Notes due 2014, the 6.50% Series Q Senior Notes due 2024 and the 6.55% Series R Senior Notes due 2034.

(99)	Additional Exhibits

99(a)	Post-Effective Amendment No. 1 to 33-55408 Form S-3 (filed July, 1993)	99(b)	—	Amended Agreement dated as of January 30, 1990, between Energy Future Competitive Holdings Company (formerly known as Texas Utilities Electric Company) and Tex-La Electric Cooperative of Texas, Inc.

99(b)	1-12833 Form 10-K (2009) (filed February 19, 2010)	99(b)	—	Energy Future Holdings Corp. Consolidated Adjusted EBITDA reconciliation for the years ended December 31, 2009 and 2008

Exhibits	Previously Filed* With File Number	As Exhibit

99(c)	1-12833 Form 10-K (2009) (filed February 19, 2010)	99(c)	—	TCEH Consolidated Adjusted EBITDA reconciliation for the years ended December 31, 2009 and 2008

*	Incorporated herein by reference
**	Certain instruments defining the rights of holders of long-term debt of the registrant’s subsidiaries included in the financial statements filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. Registrant hereby agrees, upon request of the SEC, to furnish a copy of any such omitted instrument.

(b) Financial Statement Schedules

None.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on April 1, 2010.

ENERGY FUTURE HOLDINGS CORP.

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President and Chief Executive Officer and Director	April 1, 2010
John F. Young

/S/ PAUL M. KEGLEVIC	Executive Vice President and Chief Financial Officer	April 1, 2010
Paul M. Keglevic

/S/ STANLEY J. SZLAUDERBACH	Senior Vice President and Controller (Principal Accounting Officer)	April 1, 2010
Stanley J. Szlauderbach

*By:	/S/ PAUL M. KEGLEVIC
Paul M. Keglevic,
as attorney-in-fact

Signature	Title	Date

*	Chairman	April 1, 2010
Donald L. Evans

*	Director	April 1, 2010
Arcilia C. Acosta

*	Director	April 1, 2010
David Bonderman

*	Director	April 1, 2010
Thomas D. Ferguson

*	Director	April 1, 2010
Frederick M. Goltz

*	Director	April 1, 2010
James R. Huffines

*	Director	April 1, 2010
Scott Lebovitz

*	Director	April 1, 2010
Jeffrey Liaw

*	Director	April 1, 2010
Marc S. Lipschultz

*	Director	April 1, 2010
Michael MacDougall

*	Director	April 1, 2010
Lyndon L. Olson, Jr.

*	Director	April 1, 2010
Kenneth Pontarelli

*	Director	April 1, 2010
William K. Reilly

*	Director	April 1, 2010
Jonathan D. Smidt

*	Director	April 1, 2010
Kneeland Youngblood

*By:	/S/ PAUL M. KEGLEVIC
Paul M. Keglevic,
as attorney-in-fact